

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

June 26, 2008

<u>Via Mail and Fax</u>

Art A. Garcia
Senior Vice President and Controller
Ryder System, Inc.
11690 NW 105th Street
Miami, FL 33178

      RE: **Ryder System, Inc.**
               Form 10-K for the Year Ended December 31, 2007
               Form 10-Q for the Period Ended March 31, 2008
               File Number: 001-04364

Dear Mr. Garcia:

      We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to our comments where indicated. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2007

Notes to Consolidated Financial Statements, page 64
Note 1. Summary of Significant Accounting Policies, page 64
Revenue Recognition, page 64

1. From your disclosures, it appears that your full service leasing is an all inclusive arrangement that encompasses multiple elements, such as vehicle leasing, maintenance, supplies and support services. However, based on your reporting and disclosures, it does not appear that revenue of such arrangements is allocated to the respective individual elements within each arrangement and recognized for each element. In this regard, please explain to us, with a view to disclosing, the basis for your accounting treatment with respect to such arrangements. Also, tell us and disclose how amounts billable for such arrangements correlate to the respective services provided therein and the timing of when amounts due under these arrangements are billed.

2. We note that you recognize revenue from maintenance service contracts on a straight line basis over the terms of the related agreements. In this regard, describe for us, with a view to disclosing, the typical activities performed under such contracts. Characterize for us and in your disclosure whether each identified activity is considered to be a routine service performed on a recurring basis or is nonroutine performed on an as needed or upon request basis. Also, tell us if you make any distinction between maintenance and repair/overhaul services performed under such contracts and the attribution of arrangement consideration to each.

3. Please explain to us and disclose your basis for recognizing revenue from maintenance service contracts on a straight-line basis over the terms of the related agreements. In connection with this and in consideration of the types of activities and their characteristics described in the preceding comment, explain to us your consideration of recognizing arrangement consideration as revenue on a proportional performance basis relative to the fair values of the associated outputs in your circumstances. Also, tell us and disclose how amounts billable for such arrangements correlate to the respective services provided therein and the timing of when amounts due under these arrangements are billed.

4. Please explain to us and disclose your accounting policy in regard to the methods used to recognize the respective costs associated with the various activities performed for full service leasing, contract maintenance and contract related maintenance services.

Form 10-Q for the Period Ended March 31, 2008

Management's Discussion and Analysis …, page 17
Consolidated Results, page 17

5. We note the change effective January 1, 2008 in the contractual relationship with a significant customer that materially reduced the amount of subcontracted transportation expense reported in the current period. In this regard, please:
    (a) tell us the principal terms of the arrangement that were revised, in terms of before and after the revisions;
    (b) tell us the basis for revising the arrangement;
    (c) explain to us how the effect of such revisions changed your role from principal in the arrangement to that as an agent;
    (d) explain to us how your accounting of the related costs and revenues on a net basis complies with the requirements of EITF 99-19, with analysis of all of the indicators that support your accounting; and
    (e) tell us the principal favorable qualitative effects, if any, related to such change in your accounting, in particular, whether any operating, covenant related or other key metrics were favorably impacted as a result of your change in accounting and how favorably affected.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
    ·   the company is responsible for the adequacy and accuracy of the disclosures in the filings;
    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3816.

Sincerely,

Joseph Foti
Senior Assistant Chief
Accountant